Exhibit 99.1

Section 13(r) Disclosure

The disclosure reproduced below was initially included in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by BlackRock, Inc. (“BlackRock”) with respect to its fiscal quarter ended September 30, 2026, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended, regarding activities at Malaysia Airports Holdings Berhad, in which certain funds and entities affiliated with Global Infrastructure Management, LLC, a consolidated subsidiary of BlackRock, obtained a minority noncontrolling interest. BlackRock Direct Lending Corp. did not independently verify or participate in the preparation of the disclosure reproduced below.

Certain funds and entities affiliated with Global Infrastructure Management, LLC, a consolidated subsidiary of the Company, obtained a minority non-controlling interest in Malaysia Airports Holdings Berhad in March 2025. Malaysia Airports Holdings Berhad is the operator of Kuala Lumpur International Airport (KUL) and 38 other airports in Malaysia, as well as Sabiha Gokcen International Airport (SAW) in Istanbul, Turkey.

Malaysia Airports Holdings Berhad provided the below information in connection with activities during the fiscal quarter ended September 30, 2026. We have not independently verified this information or confirmed whether activities contained therein are subject to the Iran Threat Reduction and Syria Human Rights Act of 2012.

Malaysia Airports Holdings Berhad informed the registrant that from August 2026, Iran Airtour resumed operation of flights to one airport that Malaysia Airports Holdings Berhad operates. Malaysia Airports Holdings Berhad does not track profits specifically attributable to these activities.

This disclosure does not relate to any activities conducted directly by the registrant and relates solely to activities conducted by Malaysia Airports Holdings Berhad.